EXHIBIT 9.1
September 27, 2006
Arcadia Resources, Inc.
Attn: Rebecca R. Irish
Chief Financial Officer and Secretary
810 N. Magnolia Avenue, Suite 210
Orlando, FL 32803
Re: Voting Agreement Dated May 7, 2004 Concerning Arcadia Resources, Inc. and Certain Shareholders
Dear Ms. Irish:
     Effective September 27, 2006, the Voting Agreement dated May 7, 2004 is hereby terminated by the undersigned.

Very truly yours,
/s/ John E. Elliott, II
John E. Elliott, II

/s/ Lawrence R. Kuhnert
Lawrence R. Kuhnert

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